Exhibit 1

                               Press Information

                               December 21, 1998


 MERGER OF DAIMLER-BENZ WITH DAIMLERCHRYSLER
 REGISTERED

 REMAINING DAIMLER-BENZ SHARES WILL NOW BE EXCHANGED

 Stuttgart/Auburn Hills, MI - The merger of Daimler-Benz AG with
 DaimlerChrysler AG has been registered with the Commercial Register in Stuttgart today. Thus, the Daimler-Benz AG has been terminated and with this final legal step the merger of Daimler-Benz and Chrysler has become effective.

 The listing of the Daimler-Benz shares on the stock exchanges will be terminated by the end of trading today. Entitlements to compensation in DaimlerChrysler shares will be traded for only one day tomorrow, December
 22. The remaining Daimler-Benz shares will subsequently be exchanged for DaimlerChrysler shares. Shares held in custody accounts will be exchanged automatically by the shareholder's bank. Holders of physical certificates will be asked through further publications to tender their shares. Only 1.8% of the Daimler-Benz shares had not been tendered in the exchange offer in autumn 1998.

 CONTACT:

 DaimlerChrysler
 Corporate Communications
 Stuttgart, Germany                 Auburn Hills, Michigan
 Eckhard Zanger                     Rita McKay
 Tel. +49 711 17-93311              Tel.(001) 248 512 2698
 Fax +49 711 17-94686               Fax (001) 248 512 1756



                                  SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     DAIMLERCHRYSLER AG



                     By:  /s/ ppa. Hans-Georg Bruns
                          Name:  Dr. Hans-Georg Bruns
                          Title: Vice President



                     By:  /s/ i.V. Robert Koethner
                          Name:  Robert Koethner
                          Title: Director


 Date:  December 23, 1998